October 30, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Pamela Long

Re:	Nova Lifestyle, Inc.
Registration Statement on Form S-1
Filed March 30, 2012
File No. 333-180496
Post-Effective Amendment No. 1 to Form S-1
Filed March 30, 2012
File No. 333-177353
SEC Comment Letter Dated October 10, 2012

Ladies and Gentlemen:

On behalf of our client, Nova Lifestyle, Inc. (the “Company”), we are responding to the letter to the Company dated October 10, 2012 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

General

Comment 1.	Please provide updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

United States Securities and Exchange Commission

Response:

We will file a post-effective amendment to the Registration Statement on Form S-1 (File No. 333-177353) and a pre-effective amendment to the Registration Statement on Form S-1 (File No. 333-180496) to include updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

Comment 2.	Please file updated auditor consents.

Response:

We will file a post-effective amendment to the Registration Statement on Form S-1 (File No. 333-177353) and a pre-effective amendment to the Registration Statement on Form S-1 (File No. 333-180496) to include new auditor consents.

Selling Shareholders, pages 59 and 60

Comment 3.
We note your response to comment one in our letter dated April 27, 2012, and we reissue the comment. Please amend your registration statements to disclose the extent to which MD Witter Investments LLC, Witter Global Opportunity Fund or New York Global Group have or share dispositive and/or voting control over any of the shares registered for resale. We note that items in the recent press suggest that these companies may be acting together to invest in Chinese companies. If other affiliates of these companies have or share dispositive or voting control over the shares, please disclose this as well. Please also note that where an entity, such as Witter Global Opportunities, Ltd., is identified as a selling shareholder, the registration statement must include disclosure of the persons who have voting or investment control over the company’s securities that the entity owns. The term “security holders” in Item 507 means beneficial holders, not nominee holders or other holders of record. See Questions 140.1 and 140.02 of the Regulation S-K Compliance & Disclosure Interpretations. Therefore, your revised disclosure should identify one or more individuals who have or share voting or investment control over shares held by any entity. Please also confirm that the selling shareholder table in both registration statements identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale.

United States Securities and Exchange Commission

Response:

Pursuant to discussions with representatives of Witter Global Opportunities, Ltd., we have been informed that the information contained in the Registration Statement on Form S-1 (File No. 333-177353) correctly lists Sherry Pryor as holding sole voting and dispositive power over the shares held by Witter Global Opportunities, Ltd.  Ms. Pryor, however, disclaims beneficial interest in such shares, as she has no pecuniary interest in such shares.  We have also been informed, however, that Ms. Tiyani (Sarah) Wei, as the sole investor in Witter Global Opportunities, Ltd., is the actual beneficial owner of the securities held by Witter Global Opportunities, Ltd.  We will revise the Registration Statement to reflect this information.  After due inquiry, the Company confirms that the selling shareholder table in each registration statement identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:dse

cc:           Thanh H. Lam